                        US UNWIRED INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)
                                  (Unaudited)

                                                                    For the
                                                                 twelve months
                                                                     ended
                                                                 June 30, 2001
                                                                 -------------
Revenues:
  Subscriber....................................................   $ 98,934
  Roaming.......................................................     53,198
  Merchandise sales.............................................     14,291
  Other revenue.................................................      5,334
                                                                   --------
  Total revenue.................................................    171,757
Expense:
  Cost of service...............................................     75,649
  Merchandise cost of sales.....................................     28,665
  General and administrative....................................     42,422
  Sales and marketing...........................................     56,764
  Non-cash stock compensation...................................      5,068
  Depreciation and amortization.................................     56,617
                                                                   --------
  Total operating expense.......................................    265,185
                                                                   --------
Operating loss..................................................    (93,428)
Other income (expense):
  Interest expense..............................................    (26,299)
  Gain on sale of assets........................................     19,800
                                                                   --------
  Total other expense...........................................     (6,499)
                                                                   --------
Loss before extraordinary item, minority interest and equity in
 income of unconsolidated affiliates............................    (99,927)
Income tax benefit..............................................       (744)
                                                                   --------
Loss before extraordinary item, minority interest and equity in
 (income) losses of affiliates..................................    (99,183)
Minority interest in losses of subsidiaries.....................        536
Equity in income of unconsolidated affiliates...................        591
                                                                   --------
Losses from continuing operations...............................    (98,056)
Gain on disposal of discontinued operations.....................      1,064
                                                                   --------
Net loss........................................................   $(96,992)
                                                                   ========
Basic and diluted loss per share:
  Continuing operations.........................................   $   1.21
  Discontinued operations.......................................       0.01
                                                                   --------
  Extraordinary loss............................................   $  (1.20)
                                                                   ========
  Weighted average outstanding common shares....................     80,676
                                                                   ========

    See accompanying notes to condensed consolidated statement of operation

                        US UNWIRED INC. AND SUBSIDIARIES

            NOTES TO CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                 JUNE 30, 2001
                                  (UNAUDITED)

1. Basis of Presentation

   The accompanying unaudited condensed consolidated statement of operations has been prepared to make an "earnings statement" generally available to security holders for purposes of the last paragraph of Section 11(a) of the Securities Act of 1933, as amended, and Rule 158 under that Act. In accordance with Rule 158(a)(1)(i), the accompanying statement has been prepared in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X that are applicable to statements of income contained in Part I, Item 1 of Form 10-Q. Accordingly, the accompanying unaudited condensed consolidated statement of operations is not accompanied by a condensed consolidated balance sheet or condensed consolidated statement of cash flows, and it does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included.

   The condensed consolidated statement of operations contained herein should be read in conjunction with the financial statements and notes included in the Form 10-K for US Unwired Inc. for the year ended December 31, 2000, filed on March 26, 2001 with the Securities and Exchange Commission.

2. Description of the Organization

   US Unwired Inc. ("the Company") is principally engaged in the ownership and operation of wireless communications systems, consisting of personal communications systems ("PCS"), cellular and paging communication systems throughout the Gulf Coast region of the United States.

   On February 28, 2001, the Company acquired the remaining 20% minority interests in its consolidated subsidiary Texas Unwired, a Louisiana general partnership ("Texas Unwired") from unaffiliated third parties for 307,664 shares of its Class A common stock. The market value of this Class A common stock at the date of acquisition was approximately $2.4 million. Should the Company elect to sell additional towers related to Texas Unwired by August 2001, the Company will be required to issue additional shares of our Class A common stock as additional consideration for this acquisition of minority interests.

   On February 28, 2001, the Company acquired the remaining 6.14% minority interest in its consolidated subsidiary Louisiana Unwired LLC ("LA Unwired") for 4,634,842 shares of the Company's Class A common stock from Cameron Communications. The market value of this Class A common stock at the date of acquisition was approximately $36.5 million.

   Each of the above acquisitions of minority interests has been accounted for using the purchase method of accounting. The excess of the consideration provided over the relative fair value of the minority interests acquired has been allocated to intangible assets, principally goodwill. As a result of these acquisitions of minority interests, LA Unwired and Texas Unwired are now wholly owned subsidiaries of the Company.

3. Income Taxes

   The Company's effective income tax rate for the period presented is based on management's estimate of the Company's effective tax rate for the applicable period and differs from the federal statutory income tax rate primarily due to nondeductible permanent differences, state income taxes and changes in the valuation allowance for deferred tax assets. For the calendar year ending December 31, 2001, management currently estimates that a valuation allowance will be provided for the expected loss to be incurred.

                                      A-2